June 7, 2019

Gary Simanson
President and Chief Executive Officer
Thunder Bridge Acquisition, Ltd.
9912 Georgetown Pike
Suite D203
Great Falls, VA 22066

       Re: Thunder Bridge Acquisition, Ltd.
           Amendment 2 to Registration Statement on Form S-4
           Filed May 21, 2019
           File No. 333-229616

Dear Mr. Simanson:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 18, 2019 letter.

Amendment No. 2 to Form S-4 filed May 21, 2019

Background of the Business Combination, page 126

1. Please provide us with an analysis regarding why the concurrent PIPE offering should not be integrated into your current public offering. In this regard, advise us of your relationship with the PIPE investors. Refer to Securities Act Release No. 8828 and
       Securities Act Sections CDI 139.25.
 Gary Simanson
FirstName LastNameGary Simanson
Thunder Bridge Acquisition, Ltd.
Comapany NameThunder Bridge Acquisition, Ltd.
June 7, 2019
June 7, 2019 Page 2
Page 2
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information, page 163

2. We note from your response to prior comments 1 and 2 that you revised the pro forma financial statements under the Maximum Redemptions Scenario to account for the merger as a reverse acquisition with Repay as the accounting acquirer. Please explain further how you factored the issuance and sale of $135 million of Thunder Bridge's Class A ordinary shares to the PIPE Investors in your determination of the accounting acquirer and provide your analysis of the accounting for this transaction under the Maximum Redemptions scenario.
Pro Form Condensed Combined Balance Sheet (Assuming Maximum Redemption), page
168

3. Notwithstanding your response to the previous comment, please tell us how you considered the guidance in ASC 805-40-45-2 in determining the pro forma adjustments related to equity and retained earnings under the Maximum Redemptions scenario and specifically address why you did not include an adjustment to eliminate the historical retained earnings of Thunder Bridge.
Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 171

4. We note that pursuant to the terms of the Warrant Amendment, each Public Warrant
         Holder will receive a cash payment of $1.50 for each Public Warrant they own. Please tell us how you intend to account for this cash payment and provide the specific accounting guidance considered. To the extent this transaction will impact your statement of operations, please include a discussion of such impact in the notes to the unaudited pro forma condensed combined financial information.
5. You state in notes (h) and (f) on page 175 and 179, respectively, that the estimated pro forma adjustment related to the Tax Receivable Agreement includes, among other items, certain increases in tax basis resulting from exchanges of the Post-Merger Repay Units for
         Class A common stock of the company pursuant to the Exchange Agreement. However, in your response to comment 3 in your letter dated April 1, 2019, you indicated that you did not assume any exchange of Post-Merger Repay Units for Class A common stock in determining your pro forma adjustment. Please revise to clearly indicate as such. Also, clarify that the $123.5 million and $120.8 million potential tax liability as disclosed in notes (h) and (f), respectively, are in addition to the amounts already reflected in your pro forma adjustments.
6. We note your revised disclosure in response to prior comment 4. Please revise notes (h)
         and (f) on page 175 and 179, respectively, to include the Class A common stock price used to determine the Tax Receivable Agreement liability when all the Post-Merger
         Repay Units are exchanged.
 Gary Simanson
FirstName LastNameGary Simanson
Thunder Bridge Acquisition, Ltd.
Comapany NameThunder Bridge Acquisition, Ltd.
June 7, 2019
June 7, 2019 Page 3
Page 3
FirstName LastName
7. We note that you excluded from the EPS calculation 2,965,000 Class B ordinary shares owned by Sponsors, which will be held in escrow and subject to potential forfeiture based on certain conditions. Please tell us how you determined that the forfeiture of these shares met the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X.
        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Staff Attorney, at
(202) 551-6711 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Information Technologies
                                                               and Services
cc:      Stuart Neuhauser